[redacted]

10028369

BB 3/4

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

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SECUI ...ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRD Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Perimeter Drive Suite 760
(No. and Street)

Schaumburg (City) IL (State) 60173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allen Kutchins (847) 240-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Duffner & COmpany P.C.
(Name – *if individual, state last, first, middle name*)

12400 S. Harlem Ave Suite 205 (Address) Palos Heights (City) IL (State) 60463 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Allen Kutchins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRD Brokerage LLC, as of February 26, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

OFFICIAL SEAL
SHARON T. BREE
Notary Public - State of Illinois
My Commission Expires May 10, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRD BROKERAGE, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

DECEMBER 31, 2009

KRD BROKERAGE, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN MEMBERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTARY SCHEDULE	
COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1	9
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	10

Duffner & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
12400 S. HARLEM AVENUE
SUITE 205
PALOS HEIGHTS, ILLINOIS 60463
(708) 361-7990
FAX (708) 361-3679

INDEPENDENT AUDITORS' REPORT

Members
KRD Brokerage, LLC

We have audited the accompanying statement of financial condition of KRD Brokerage, LLC as of December 31, 2009 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, an audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KRD Brokerage, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duffner & Company P.C.

Palos Heights, Illinois
February 26, 2010

KRD BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash and cash equivalents	$ 38,080
Receivable from broker/dealer	16,754
Total Assets	$ 54,834

Liabilities & Members Equity

Liabilities:	
Accrued expenses	$ 4,189
Total Liabilities	$ 4,189
Members Equity	$ 50,645
Total Liabilities & Members Equity	$ 54,834

The accompanying notes are an integral part of these financial statements

KRD BROKERAGE, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 244,976
Interest & Dividend Income	72
Miscellaneous Income	18
Total Revenues	245,066
Expenses:	
Occupancy	12,010
Other operating expenses	233,662
Licenses and registration fees	759
Total Expenses	246,431
Net Income	$ (1,365)

The accompanying notes are an integral part of these financial statements.

KRD BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
YEAR ENDED DECEMBER 31, 2009

	Total Members Equity
Beginning Balance	$ 52,010
Members capital contributions	-
Net income	(1,365)
Ending Balance	$ 50,645

The accompanying notes are an integral part of these financial statements.

KRD BROKERAGE, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(1,365)
Adjustments:		
Increase in receivables from broker/dealer		(1,646)
Decrease in accrued expenses		849
Net Cash Flow Provided (Used) by Operations	$	(2,162)
Cash Flows from Investing Activities:	$	-
Cash Flows from Financing Activities:	$	-
Net Increase (Decrease) in Cash and Cash Equivalents	$	(2,162)
Cash and Cash Equivalents Balance at Beginning of Year	$	47,379
Cash and Cash Equivalents Balance at End of Year	$	38,080
Supplemental Data:		
Income Tax Payments	$	-
Interest Payments	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNT POLICIES

Nature of Business: KRD Brokerage, LLC is a Limited Liability Company organized in the State of Illinois on January 13, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is the sale of securities. The Company's customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. Operations began in September, 2004.

The Company operates under the provisions of paragraph (k) (2) (ii) of rule 15c-3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant Accounting Policies are as follows:

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENT

In May, 2004, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer the Company is held responsible for any loss arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The agreement is continual, unless notification of termination by either party occurs. In addition, under the terms of the agreement with the Clearing Broker/dealer, the Company is prohibited from entering into an agreement for similar services with another broker/dealer without prior written approval by the clearing broker/dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker/dealer. The Company is required to deposit $5,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The amount is held in a money market fund at the Clearing Broker/dealer and is included in cash and cash equivalents on the statement of financial condition.

In April, 2009, the Company notified the Clearing Broker/dealer that it was terminating the agreement.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009, the Company's net capital and required net capital were $54,045 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 4 – RELATED PARTY TRANSACTIONS

Office Lease

KRD Brokerage, LLC leases separate office space from KRD Financial LLC, a company partially owned by one of the members of KRD Brokerage. The monthly rental is $815 and the lease is cancelable with 30 days advance notice. The lease agreement is in conformity with SEC Rule 17a-3(a)(1) and (a) (2).

Guaranteed Payments to LLC Member

Guaranteed payments made to one LLC member totaling $162,321 during 2009 represented compensation for services rendered and was accounted for as an expense of the Company rather than as an allocation of LLC net income.

NOTE 5 – INCOME TAXES

The Company has elected partnership status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's members.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule and therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

KRD BROKERAGE, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of Net Capital	
Total members equity	$ 52,031
Deductions:	
Nonallowable assets:	-
Net capital before haircuts on securities positions	52,031
Haircuts on securities	
Money market funds	(789)
Net Capital	$ 51,242
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 279
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 46,242
Excess net capital at 1,000 percent	$ 50,823
Computation of Aggregate Indebtedness	
Total liabilities	$ 4,189
Total aggregate indebtedness	$ 4,189
Percentage of aggregate indebtedness to net capital	8%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 52,031
Net Capital per above	$ 52,031

The accompanying notes are an integral part of these statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Duffner & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
12400 S. HARLEM AVENUE
SUITE 205
PALOS HEIGHTS, ILLINOIS 60463
(708) 361-7990
FAX (708) 361-3679

Members
KRD Brokerage LLC,

In planning and performing our audit of the financial statements of KRD Brokerage, LLC, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of KRD Brokerage LLC for the year ended December 31, 2009 and this report does not effect our report thereon dated February 26, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and the use by the KRD Brokerage LLC members, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Duffner & Company P.C.

Palos Heights, Illinois
February 26, 2010

KRD BROKERAGE, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

DECEMBER 31, 2009

Duffner & Company, P.C.

Certified Public Accountants
12400 S. HARLEM AVENUE
SUITE 205
PALOS HEIGHTS, ILLINOIS 60463
(708) 361-7990
FAX (708) 361-3679